UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Board of Directors’ Proposals to be submitted to the Stockholders of Banco Bradesco S.A., in occasion of the Special Stockholders’Meeting to be held on December 17, 2003.

1. In order to:

  adjust the stock unit price to a more adequate level, from the market point of view, given that a quotation expressed in currency full unit provides greater visibility when compared to a quotation per thousand stocks;

  standardize the stock quotation basis both in the domestic and the international markets, since stocks are currently quoted per thousand stocks in the Domestic Market – BOVESPA, and, in the International Market, per five thousand stocks for each ADR - American Depositary Receipt (NYSE) and per thousand stocks for each GDR - Global Depositary Receipt (Latibex);

  reduce operating costs and increase the efficiency of the stockholders information registering system;

We propose to group the 1,585,879,423,300 book-entry registered stocks, with no par value, of which 798,940,057,872 are common stocks and 786,939,365,428 are preferred stocks, the latter with no voting rights, representing the Capital Stock, in the proportion of 10,000 (ten thousand) stocks for 1 (one) stock of the respective type, converting them into 158,587,941 book-entry registered stocks, with no par value, being 79,894,005 common stocks and 78,693,936 preferred stocks, the latter with no voting rights, as stated in Article # 12 of the Law 6,404/76.

Upon the approval of the above mentioned transaction by the Central Bank of Brazil, the Company shall publish a Notice to the Market establishing a term not shorter than 60 (sixty) days as from the date of its publication, for stockholders to be able to, at their own discretion, adjust their stock positions, by type, in multiple of 10,000 (ten thousand) stock lots, through a trade at BOVESPA.

Stockholders may adjust their stock position through Brokerage Houses of their own choice.

The transactions performed through Bradesco S.A. Corretora de Títulos e Valores Mobiliários, and exclusively over the necessary quantity for reaching the superior multiples of 10,000 stocks, will be exempt from paying brokerage and other related fees. Stockholders shall go to any branch of Bradesco’s Network to perform this transaction.

Upon the termination of the established term for stockholders to adjust their stock positions, eventual fractional stocks will be separated, grouped in whole numbers, and sold in an Auction to be held at the São Paulo Stock Exchange, being the respective amounts deposited into the banking accounts of holders of fractional stocks.

For stockholders whose accounts are inactive or whose registering information is not updated, the amount resulting from the sale of fractional stocks will be maintained available at the Company.

Simultaneously to the transaction made in the Brazilian Market, and also observing the term to be established, the following procedures will be performed in the International Market:

  US Market (NYSE) – ADRs will be grouped in the proportion of 2 (two) ADRs for 1 (one) ADR;

  European Market (Latibex) – GDRs will be grouped in the proportion of 10 (ten) GDRs for 1 (one) GDR;

  Resulting fractional stocks, just as occurred in the Brazilian transaction, will be separated, grouped in whole numbers and sold in the respective Stock Exchanges, being the amounts resulting from the sale credited to the their holders;

  Upon the completion of the transaction, the DRs – Depositary Receipts will be traded at the proportion of 1 (one) stock for 1 (one) DR, in respective Markets.

If this proposal is approved, the wording of the “caput” of Article # 6 of the Bylaws will be changed in the Special Stockholders’Meeting, to be held after the approval of the process by the Central Bank of Brazil.

2. In a search for best Corporate Governance practices:

a. aiming to align major and minor stockholders’ interests:

  to add, to the existing preferred stock privileges, the right to be offered in an eventual public sale of the Company’s stock control (tag along), entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid for common stock that is part of the controlling capital;

  to set at 100% (one hundred per cent) of the price paid per common stock that is part of the controlling capital, the percentage to be paid to the holders of other common stocks, in an eventual public sale of the Company’s stock control;

b. to establish the following:

  Audit Committee – which objective is to assist the Board of Directors in performing its attributions related to the monitoring of accounting and fiscal practices adopted in the preparation of financial statements of the Company, as well as of its controlled companies;

  Compliance and Internal Control Committee – which objective is to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal controls culture, risk mitigation and conformity to rules applicable to the Bradesco Organization;

  Remuneration Committee – which objective is to propose to the Company’s Board of Directors policies and guidelines for the remuneration of its own and of its controlled companies Statutory Officers, based on the performance goals established by the Board.

3. To include to existing duties to be performed by the Board of Directors, the approval of the Corporate Report on Internal Controls Conformity; the determination for the adoption of strategies, policies and measures aiming at the diffusion of a controlling and risk mitigation culture; and the definition of the Audit Committee members’ remuneration.

4. To create 3 (three) new Department Directors positions, in order to meet the expansion and segmentation of the Company’s operating activities, and to increase from 60 (sixty) to 62 (sixty-two) years the age limit for occupying the referred position, considering that officers who reach such age have a valuable expertise built up during many years of work, in addition to their professional commitment, which provides sensible decisions, benefiting the Company and its stockholders.

5. To consolidate the Company’s Bylaws, in order to reflect the proposals mentioned in items “2” and “4”, whose content will be the following, upon the approval of the process by the Central Bank of Brazil: “Banco Bradesco S.A. - Corporate Bylaws - Section I - Organization, Duration and Headquarters - Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws. Article 2) The Company’s term of duration is undetermined. Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, City and judicial district of Osasco, State of São Paulo. Article 4) The Company may settle or close branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board. Section II - Corporate Purpose - Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions. Section III - Capital Stock - Article 6) The Capital Stock is of R$7,000,000,000 (seven billion reais), constituted of 1,585,879,423,300 (one trillion, five hundred and eighty-five billion, eight hundred and seventy-nine million, four hundred and twenty-three thousand and three hundred) book-entry registered stocks, with no par value, of which 798,940,057,872 (seven hundred and ninety-eight billion, nine hundred and forty million, fifty-seven thousand, eight hundred and seventy-two) are common stocks and 786,939,365,428 (seven hundred and eighty-six billion, nine hundred and thirty-nine million, three hundred and sixty-five thousand, four hundred and twenty-eight) are preferred stocks. Paragraph One - Common stocks will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common stock that is not part of the controlling capital will have the right to receive 100% (one hundred percent) of the price paid per common stock held by the controllers. Paragraph Two - Preferred stocks will have no voting rights, but will entitle their holders to the following rights and privileges: a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation; b) dividends 10% higher than those attributed to common stocks; c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common stock that is part of the controlling capital. Paragraph Three - In the event of a capital increase, at least 50% (fifty percent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts. Paragraph Four - The Company’s capital stock is constituted of book-entry stocks only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said stocks may be charged from the stockholders. Paragraph Five - The following actions will not be permitted: a) conversion of common stocks into preferred stocks and vice versa; b) issue of participation certificates. Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire stocks issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale. Section IV - Management - Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers. Section V - Board of Directors - Article 8) The Board of Directors, whose term of office is of 1 (one) year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one) Vice-Chairman among themselves. Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie. Paragraph Two - In the event of the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member. Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws. Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following: a) to ensure that the Board of Executive Officers is always rigorously capable of performing its duties; b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility; c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company; d) to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios; e) to authorize the acquisition, sale and encumbrance of permanent assets and non-permanent stock interests of the Company and of its direct and indirect subsidiaries, when they amount to more than 1% (one percent) of their respective Stockholders’ Equity; f) to decide on trades involving stocks issued by the Company, in accordance with Paragraph VI of Article # 6; g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary; h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers; i) to submit to Stockholders’ Meetings appreciation proposals aiming at increasing or reducing the capital stock, stock grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws; j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in stockholders’ agreements; k) to approve the monetary investment of resources resulting from fiscal incentives; l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers; m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases; n) to apportion the remuneration of Managers, established by the Stockholders’ Meeting and to grant bonuses for directors, officers and employees, when it intends to grant them; o) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective resolution will indicate what actions may be practiced; p) to establish the remuneration of the Audit Committee members, which for each current member will not be lower than 10% (ten per cent), on average, of monthly fees paid to each Director, not including any other allowance; q) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture. Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters. Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Stockholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so. Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Directors, in any of its meetings. Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting. Section VI - Board of Executive Officers - Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted of 62 (sixty-two) to 89 (eighty-nine) members, whereas the number of Executive Officers will range from 19 (nineteen) to 26 (twenty-six), distributed in the following categories of office: 1 (one) President, from 7 (seven) to 10 (ten) Executive Vice-Presidents and from 11 (eleven) to 15 (fifteen) Managing Directors. The remaining positions of the Board of Executive Officers will be distributed as follows: from 43 (forty-three) to 63 (sixty-three) Department and Regional Directors, whereas the number of Department Directors ranges from 28 (twenty-eight) to 42 (forty-two) and the number of Regional Directors, from 15 (fifteen) to 21 (twenty-one). Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents and Managing Directors, following the requirements of Articles # 17, 18 and 19 of the present Corporate Bylaws. Paragraph Two - The requirements set forth in Items II of Article # 18 and in the “caput” of Article # 19, relating to Executive Officers and Department/Regional Directors, respectively, may be waived by the Board on an exceptional basis, up to the limit of one-fourth (1/4) of each of these categories of office, except for Executive Officers appointed for the positions of Chief Executive Officer and Executive Vice-Presidents. Article 13) The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and encumber assets, with due regard to the provisions stated in item “e” of Article # 9 of the present Corporate Bylaws. Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President. Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration, unless the power of attorney is judicial in nature. In such case the attorney will be authorized to sign individually and the power of attorney will be for an undefinied period of time, being the appointment of an alternate admitted. The power of attorney will also state whether or not the attorney will exercise the powers jointly with another attorney or a Company’s Officer. Paragraph Three - Department and Regional Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company. Article 14) In addition to the normal duties conferred upon them by law and by the present Corporate Bylaws, each member of the Board of Executive Officers should have the following responsibilities: a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, besides supervising and coordinating the action of its members; b) Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties; c) Managing Directors shall perform the duties assigned to them and report to the Chief Executive Officer and Executive Vice-Presidents; d) Department Directors shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers; e) Regional Directors shall guide and supervise the Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers. Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special general meetings will be held whenever called by the Chairman, the Chief Executive Officer, or further, by half of other Executive Officers. Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute. Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors. Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date: I. be under 65 (sixty-five) years old; II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) subsequent years, with no interruptions. Article 19) To hold the position of Department or Regional Directors, the candidate must be an employee or manager of the Company or of companies related to the Company and on the election date must: I. Department Director - be under 62 (sixty-two) years old; II. Regional Director - be under 60 (sixty) years old. Section VII - Fiscal Committee - Article 20) The Fiscal Committee, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes. Section VIII - Audit Committee - Article 21) The Company will have an Audit Committee constituted of 3 (three) to 5 (five) members, with a one-year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator. Sole Paragraph - In addition to other obligations foreseen by law or other regulations, the following are attributions of the Audit Committee: a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement; b) to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market; c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes; d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers; e) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information; f) to recommend to the Board of Officers corrections or improvements in policies, practices and procedures included in its attributions; g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Officers and internal and external auditors; h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up; i) to establish operating rules for its functioning. Section IX - Compliance and Internal Control Committee - Article 22) The Company will have a Compliance and Internal Control Committee constituted of 3 (three) to 6 (six) members, to be nominated and dismissed by the Board of Directors, having a one-year term of office. One of the Committee members should be appointed as Coordinator. Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization. Section X - Remuneration Committee - Article 23) The Company will have a Remuneration Committee constituted of 3 (three) to 5 (five) members, to be nominated and dismissed by the Board of Directors, having a one-year term of office. One of the Committee members should be appointed as Coordinator. Sole Paragraph - The Committee’s main objective will be to propose to the Company’s Board of Directors policies and guidelines for the remuneration of its own and of its controlled companies Statutory Officers, based on the performance goals established by the Board. Section XI - Stockholders’ Meetings - Article 24) General and Special Stockholders’ Meetings will be: a) called by sending to the stockholders a minimum 15 (fifteen)-day notice; b) presided by the Chairman, or, in his absence, by his statutory substitute, who will invite one or more stockholders to act as Secretaries. Section XII - Fiscal Year and Income Distribution - Article 25) The fiscal year coincides with the civil year, ending on December 31. Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Directors, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets. Article 27) The Net Income, as defined in Article # 191 of the Law 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order: I. constitution of the Legal Reserve; II. constitution of the Reserves set forth in Articles # 195 and 197 of the aforementioned Law 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Stockholders’ Meeting; III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs “2” and “3”, given that they are declared, guarantee to the stockholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty percent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article # 202 of the Law 6,404/76. Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves. Paragraph Two - The Board of Executive Officers may, subject to the approval of the Board, authorize the distribution of profits to stockholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto. Paragraph Three - Any interest eventually paid to the stockholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article. Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Stockholders’ Meeting, and may be fully allocated (100%) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five percent) of the Company’s paid-in capital stock amount. Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article # 27, Item III, and/or retention of profits pursuant to Article # 196 of the Law 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.”.

Cidade de Deus, Osasco, State of São Paulo, December 1, 2003
Board of Directors
Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice-Chairman
Dorival Antônio Bianchi
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We attest that this is a true copy of the extract of the Minutes of the Special Meeting # 976 of the Board of Directors of Banco Bradesco S.A., held on December 1, 2003, drawn up in the Company’s own registry.

Banco Bradesco S.A.

José Luiz Acar Pedro	Carlos Alberto Rodrigues Guilherme
Executive Vice President and	Managing Director
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.